Exhibit 99.1

15 June 2017

Motif Bio plc

(the “Company”)

Results of Annual General Meeting

Motif Bio plc (LSE: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that at the Annual General Meeting of Motif Bio plc held earlier today, all resolutions proposed were duly passed by the shareholders on a poll.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, will shortly be available on the Company’s website at: https://www.motifbio.com/.

The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://www.motifbio.com/ and at www.investegate.co.uk.

Resolution 12 to disapply statutory pre-emption rights was not proposed at the Annual General Meeting.  A resolution will be proposed at a general meeting of the Company to be held on 22 June 2017 which, if approved, will disapply statutory pre-emption rights with respect to the enlarged share capital of the Company following the placing of shares in the capital of the Company as described in the circular prepared in relation to the general meeting and published on 5 June 2017.

For further details please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)
Rob Dickey (Chief Financial Officer)

Peel Hunt LLP (NOMAD & JOINT BROKER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (JOINT BROKER)	+44 (0)203 861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0) 20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel

About Motif Bio

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.